UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-39370

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

 730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Compensation Arrangements with Executive Officers

On March 1, 2021, Vision Marine Technologies, Inc. (the “Company”) entered into new employment agreements (each an “Employment Agreement”) with each of (i) Alexandre Mongeon as Chief Executive Officer, (ii) Patrick Bobby as Chief Operating Officer and (iii) Kulwant Sandher as Chief Financial Officer.

Each of the Employment Agreements provides for an initial term of three years. Messrs. Mongeon’s and Bobby’s annual base salary is CA$400,000 and Mr. Sandher’s is CA$250,000. Additionally, Mr. Mongeon and Mr. Bobby are eligible to receive an annual discretionary bonus targeted at 50% of their base salary (up to a maximum of 100%) as determined by our board of directors, and Mr. Sandher is entitled to a non-discretionary annual bonus equal to 25% of his base salary (up to a maximum of 50% at the discretion of our board). Each of the foregoing executives has the opportunity to participate in any equity compensation plan and other incentive compensation programs or benefit plans as may be offered to senior executives from time to time and to be reimbursed for expenses incurred on behalf of the Company.

Upon termination of each of the Employment Agreements without “Cause” or resignation by the executive for “Good Reason,” as those terms are defined in each Employment Agreement, each applicable executive will, conditioned upon his execution of a separation and release agreement, be eligible to receive (i) an aggregate amount equal to his base salary at the rate in effect on his last day of employment, paid in 12 equal monthly installments (the “Severance Payment”),_(ii) an additional monthly amount of $500 to cover certain expenses payable over 12 months and (iii) a pro rata share of any annual bonus relating to the year in which his employment ends.

The Employment Agreements provide that, in the event the executive is terminated without “Cause” or resigns for “Good Reason” within two years following a “Change in Control,” as those terms are defined in each Employment Agreement, the executive will be eligible to receive the payments set forth above, provided however that the Severance Payment shall be increased to 2.0 times his base salary at the rate in effect on his last day of employment.

The Employment Agreements also provide that during the term of the executive’s employment and for a period of 12 months following the expiration, resignation or termination of his employment, the executive agrees not to (i) engage in any competing business in certain geographic regions, (ii) solicit for the purpose of conducting a competing business any customer or prospective customer of the Company or (iii) solicit or employ any person who is, or was at any time during the two-year period prior to the executive’s termination, an employee with the Company.

The summary of each Employment Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the text of each Employment Agreement, copies of which are filed as Exhibits 10.1–10.3 hereto, and are incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit

10.1	Executive employment agreement between the Company and Alexandre Mongeon, dated March 1, 2021
10.2	Executive employment agreement between the Company and Patrick Bobby, dated March 1, 2021
10.3	Executive employment agreement between the Company and Kulwant Sandher, dated March 1, 2021

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: March 12, 2021	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer

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